SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)*

SunLink Health Systems, Inc.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

867370102

(CUSIP Number)

Robert M. Thornton, Jr.

900 Circle 75 Parkway, Suite 1120

Atlanta, Georgia 30339

(770) 933-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 9, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities and Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

(Continued on following page(s))

CUSIP No. 867370102	13D	Page 2 of 5 Pages

1.	NAME OF REPORTING PERSON SS OR IRS IDENTIFICATION NO OF ABOVE PERSON Robert M. Thornton, Jr.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 643,343[1]
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 643,343[1]
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 643,343
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%
14.	TYPE OF REPORTING PERSON* IN

[1]	Includes options. See Item 5.

Item 1.	Security and Issuer.

This filing relates to the beneficial ownership of shares of the no par value common shares (the “Common Shares”) of SunLink Health Systems, Inc., an Ohio corporation (the “Company”) whose principal executive offices are located at 900 Circle 75 Parkway, Suite 1120, Atlanta, Georgia 30339. This Amendment No. 6 to Schedule 13D (the “Amendment”) is being filed to update the beneficial ownership information and the information contained Item 5 of the original Schedule 13D filed by the undersigned on April 5, 2001 with the Securities and Exchange Commission, as amended by Amendment No. 1 filed January 4, 2002, Amendment No. 2 filed May 20, 2003, Amendment No. 3 filed January 14, 2004, Amendment No. 4 filed July 28, 2011, and Amendment No. 5 filed January 22, 2018 (collectively, the “Schedule 13D”). Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D.

Item 2.	Identity and Background.

This Amendment No. 6 to the Schedule 13D is filed by Robert M. Thornton, Jr., an individual whose address is 900 Circle 75 Parkway, Suite 1120, Atlanta, Georgia 30339. Mr. Thornton is the Chairman and Chief Executive Officer of the Company.

Neither Mr. Thornton nor CareVest Capital, LLC (“CareVest”), the record holder of Common Shares of which Mr. Thornton is the sole beneficial owner as further described below, has been convicted in a criminal proceeding during the last five years nor has Mr. Thornton or CareVest, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Thornton is a citizen of the United States. CareVest is a limited liability company organized and existing under the laws of the State of Georgia.

Item 3.	Source and Amount of Funds or Other Consideration.

The transaction giving rise to this Amendment did not involve a purchase by Mr. Thornton. This Amendment is being filed in connection with Mr. Thornton’s surrender, for no consideration, of unexpired options to purchase 130,000 Common Shares (the “Options”).

Item 4.	Purpose of Transaction.

The purpose of the transaction was to effect Mr. Thornton’s desire to surrender the Options, each of which were believed by Mr. Thornton to have little or no economic value. The effect of Mr. Thornton’s surrender of the Options was to decrease Mr. Thornton’s beneficial ownership to approximately 9.1%.

Neither Mr. Thornton nor CareVest currently has any plans or proposals which relate to or would result in:

(a)

the acquisition of additional securities of the Company, or the disposition of securities of the Company; provided, however, Mr. Thornton presently has options which, if exercised, would entitle him to acquire 120,000 Common Shares of the Company;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)	any change in the present Board of Directors or management of the Company;

(e)	any material change in the present capitalization or dividend policy of the Company;

(f)	any other material change in the Company’s business or corporate structure;

(g)	changes in the Company’s charter or Code of Regulations or other actions which may impede the acquisition of control of the Company;

(h)	any class of securities of the Company being delisted from a national securities exchange; or

(i)	a class of equity securities of the Company becoming eligible for termination of registration pursuant to section 12(g)(4) of the Securities Exchange Act.

Item 5.	Interest in Securities of the Issuer.

(a) Mr. Thornton beneficially owns 643,343 Common Shares. Of those 643,343 Common Shares, 184,882 shares are held by CareVest which Mr. Thornton controls through his one hundred percent (100%) ownership of CareVest. Mr. Thornton is the sole beneficial owner of CareVest. Accordingly, to the extent Mr. Thornton and CareVest may be considered a group, CareVest has not separately filed. Mr. Thornton presently has options which, if exercised, would entitle him to acquire 120,000 Common Shares of the Company. Mr. Thornton beneficially owns approximately 9.1% of the Common Shares of the Company, as determined in accordance with Rule 13d-3(d)(1).

(b) Mr. Thornton possesses sole voting and dispositive power with respect to all of Common Shares of the Company beneficially owned by him.

(c) Except for the surrender of the Options by Mr. Thornton to the Company for no consideration on September 9, 2019, there were no transactions effected during the past sixty days by Mr. Thornton with respect to the Company’s common shares.

(d) N/A

(e) N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except for Mr. Thornton’s employment contract, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between either Mr. Thornton or CareVest, one the one hand, and any other Person, on the other hand, with respect to any securities of the Company.

Item 7.	Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Robert M. Thornton, Jr.

September 26, 2019	/s/ Robert M. Thornton, Jr.